SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                  FORM 10SB

             General Form for Registration of Securities of Small
                                Business Issuers

     Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                            TFN, The Football Network, Inc.
            (Exact name of Small Business Issuer in its charter)



                DELAWARE                              51-0380018
      (State or other jurisdiction of              (I.R.S. Employer
       incorporation or organization               Identification No.)


646 North Beachwood Drive, Los Angeles, CA                90004-1419
(Address of principal executive offices)                (Zip Code)

Registrant's Telephone number, including area code: (323) 898-8388



Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $.001 par value



Forward-Looking Statements and Associated Risk.   This Registration
Statement contains forward-looking statements including statements regarding, among other items, TFN's growth strategies, and
anticipated trends in TFN's business and demographics.   These
forward-looking statements are based largely on TFN's
expectations and are subject to a number of risks and uncertainties,
certain of which are beyond TFN's control.   Actual results
could differ materially from these forward-looking statements as a result of the factors, including among others, regulatory or economic influences.

ITEM 1.   DESCRIPTION OF BUSINESS

A. We are a media company with current Internet and radio divisions working to launch the nation's first 24-hour cable television network totally dedicated to football and football-related programming.

Media Advisor
During January 2000, TFN retained the services of Newberger, Greenberg and Associates, a media advisory firm based in Westlake Village, California, to provide TFN with specialized industry expertise, detailed in-depth strategic and operating plans and direct assistance
with capital formation.   NG&A will be guiding TFN through their
proprietary cable/satellite network planning process, which is designed to create a sturdy economic foundation for TFN based upon understanding and meeting audience interests, securing attractive content and benefiting from what is attainable in the multi-media distribution arena.

NG&A shall receive $15,000 as long as NG&A continues to be retained by TFN which we expect to be at least one year after launch. NG&A will also receive stock in the amount of 2 and one half percent of outstanding shares, upon the completion of the major round financing contemplated to be needed to launch the TFN channel.

Affiliates
Affiliates are defined as cable or satellite systems, which provide television packages of networks to their viewers called subscribers
(also referred to herein as "viewers").   The major systems today use
cable wiring or satellite dishes to distribute the programming.
Affiliates will be targeted to distribute our programming.   Based on
in-house research, there are currently over 10,000 potential affiliates. We shall target:

   -   affiliates with multiple systems, and
   -   larger affiliates, first, down to smallest affiliates

We shall contact the affiliates at the national trade shows, by telephone, distribution of our initial information kit and then follow up.

Subscriptions
TFN intends to initially pursue a distribution strategy of penetrating the basic tier of channels where the cable or satellite customer would have no additional costs of receiving TFN.

TFN will be adopting and evolving our distribution strategy in accordance with industry norms and practices.

TFN Programming Syndication
Certain portions of TFN's contemplated originally-produced programming may also be syndicated to other general or sports related broadcast
stations having interest in a particular program.   Although the
income generated from each station is minimal, it may offsets some of the programming and once TFN has established a large enough base of broadcast television stations paying syndication fees, the return could become a significant source of cash flow.

As an example, fall 1998 we produced the only NCAA Pacific 10 Coast Conference Football Season Preview Show available to broadcasters. TFN sold the show to two of the eight markets covered by the PAC 10. This incremental revenue offset approximately 50% of the cost for the production of the show, which TFN also used in its preview month of
September 1998.   When and if TFN begins production on a major scale,
we may seek to do preview shows like the PAC 10 show for all of the NCAA conferences and syndicate these shows into areas interested in such shows.

Syndication offers TFN an opportunity to generate more revenue, offset costs, and possibly profit through increasing the distribution
opportunities for TFN original programming.   TFN shows on NCAA
Football Previews, Post Season Recaps, Interview Shows and Feature
Shows are candidates for syndication.   Syndication also has the added
benefit of making more viewers in more markets aware of TFN and our particular type and style of programming.

Merchandising
TFN intends to generate revenues through the sale of TFN merchandise
and general football merchandise.   TFN may produce long form
advertising, popularly known as infomercials, to promote sales of merchandise that TFN will be under license to sell or to participate
in the selling thereof.   We contemplate that the TFN website will
evolve to the point where there is a merchandising section to sell products to the public.

Advertising and Sponsorship
Assuming launch of the TFN channel, TFN will target the sales of advertisements and sponsorships to corporate and institutional sponsors for spots and recognition during company programming, with
the purpose of yielding revenue for TFN.   Typically, a one-half hour
television program contains six to eight minutes of time available for advertisements. TFN will seek to provide to our advertisers and sponsors the marketing advantages of national cable exposure at a competitive price.

Providing hassle-free commercial placement throughout the day, TFN contemplates providing double sponsorship, meaning exposure on the network and at the event covered.

According to our market research, we believe our primary viewing audience will be females and males 18-49. Our primary advertising market will be companies that have this group as their primary
customers.   We will also be contacting sponsors, researching the
companies who usually sponsor football games, as well as seeking new
companies to do advertising.   We will also contact the national
competitors to the companies that have exclusive category sponsorships with the NFL as they would be natural candidates seeking an advertising medium to compensate for the lack of this exclusivity.

If we become able to increase our viewership, the amount of revenue from advertising should rise as the more potential households that TFN can offer to an advertiser, the more valuable TFN will become to them. Rates for advertising will be determined largely by our number of households and will be adjusted higher as our viewer base grows. Initial advertisers will be given lower advertising rates as an incentive for them to begin their relationship with TFN.

For the pre launch, TFN will initiate a public relations campaign to the trade publications servicing the advertising industry and will be following up to ensure coverage in print and the resulting advertising sales from such exposure.

It is reasonably projected that ad rates charged for commercials aired on TFN in Year 1 should range from a low $18 (Late Night) to $310 in Prime Time, rising to around $139 (Late Night) and about $2,600 (Prime
Time) in Year 5.

Because our overhead and start up requirements are lower, we can charge lower rates and still potentially receive adequate profits while not providing much financial incentive for others to follow us in our niche. Our intention is to provide sponsors with high advertising visibility at reasonable rates.

TFN Website
The TFN website http://www.footballnetwork.com is undergoing re-construction to support new services and ideas in order to build a viable earnings model. Some of these new services are still in the planning process and will be announced when launched and available for the public to use. We have already begun generating a small amount of website advertising, which we intend to increase significantly.

TFN Radio Programming
TFN launched its radio programming in September 1999 to coincide with the 1999/2000 football season, serving stations nationwide with up to the minute news from the world of football including interviews with top players, draft information, trades, stats, highlights, and delivery of breaking football stories from the sources themselves. On November 22, 1999, we announced the launch of "TFN's Football Focus," a new radio segment aired twice weekly during the football season on more than 150 radio stations throughout the United States and around the world through the US Armed Forces Radio Network. TFN's Football Focus is distributed by the radio programming syndicator "Sports Byline USA."

Competition
We are not aware of any existing football channel. We do not intend to compete with any network for the carrying of current NFL games. TFN intends to cover football that other networks do not cover.

However, TFN will have competition, if only due to the fact that the television industry is highly competitive. Due to the wide range of programming available in both the broadcast and cable formats, we expect that our principal product, our programming, will compete indirectly with a large number of competitors, many of whom will be offering similar forms of broadcasting or who may provide programming competitive to or imitative of TFN programming.

Many of the major cable or broadcast television networks that may seek to compete directly with TFN are significantly larger than TFN such as ESPN, TBS Sports, TNT Sports, FOX Sports, NBC Sports, ABC Sports or CSB Sports in terms of assets. These entities have greater resources to distribute and market their broadcasting to the public. Moreover, the market has seen a continual increase in the number of networks, including the addition in 1994 of Warner Brothers Network (WB) and United Paramount Network (UPN). As the number of networks increases, TFN will face greater competition not just for viewers for our programs but for affiliates who will wish to carry our programming.

TFN intends to compete on the basis of our exclusively football format, the originality of our programming, our advertising rates, low or no licensing fees and the markets in which our programming is
broadcast.   The other networks mentioned as competitors show football
games, highlights and pregame analysis and their games may be followed by totally unrelated programming. TFN will show pregame practices, then full coverage of unanalyzed, unedited postgame interviews, then behind the scenes consequences of the game.

Expansion Strategy
We intend to pursue a core strategy for expansion of TFN in the establishment, maintenance and growth of our brand across all channels of distribution. Critical to this process is the identification of new and emerging distribution channels, which are then established and integrated into the TFN brand. In line with this philosophy is our plan to establish, and once established, expand television and satellite distribution, our Internet website, and our national radio segment.

Item 2.  Management's Discussion and Analysis or Plan of Operation

Trends and Uncertainties.   Demand for TFN's project will be dependent
on, among other things, market acceptance of the TFN concept and general economic conditions, which are cyclical in nature. Inasmuch as a major portion of TFN's activities will be the receipt of revenues from our subscriptions and advertising, TFN's business operations may be adversely affected by TFN's competitors and prolonged recessionary periods.

Capital and Source of Liquidity.   TFN requires substantial capital in
order to meet our ongoing corporate obligations and in order to continue and expand its current and strategic business plans.
Initial working capital had been obtained through the issuances of common stock.

For the three months ended March 31, 2001, TFN purchased furniture and
equipment of $180	 resulting in cash flows from investing activities of
$180.

For the three months ended March 31, 2000, TFN purchase furniture and equipment for $35,063 resulting in cash flows from investing activities of $35,063.

For the year ended December 2000, TFN purchased property and equipment of $56,665 resulting in cash flows from investing activities of $56,665.

For the year ended December 1999, TFN purchased property and equipment of $36,347 resulting in cash flows from investing activities of $36,347.

For the three months ended March 31, 2001, TFN issued common shares for $41,000 resulting in cash flows from financing activities of $41,000.

For the three months ended March 31, 2000, TFN issued common shares for $520,000 resulting in cash flows from financing activities of $520,000.

For the year ended December 2000, TFN received proceeds of $1,437,000 from the issuance of common stock and other equity resulting in cash flows from financing activities of $1,437,000

For the year ended December 1999, TFN received proceeds of $601,300 from the issuance of common stock and other equity resulting in cash flows from financing activities of $601,300.

On a long-term basis, liquidity is dependent on establishment of operations and receipt of revenues, additional infusions of capital
and debt financing.   TFN believes that additional capital and debt
financing in the short term will allow TFN to pursue its larger fundraising efforts (the seeking of funds to launch the TFN football channel) and, with the success of those efforts, the launch of its contemplated TFN channel. However, there can be no assurance that TFN will be able to obtain additional equity or debt financing in the future, if at all. Revenues from current operations do not cover existing expenses and, even if increased, could not fund the launch of the TFN channel.

Results of Operations.      For the three months ended March 31, 2001,
TFN had advertising revenue of $207, editing income of $13,090 and
merchandise sales of $96 from operations.   For the three months ended
March 31, 2001, TFN had operating expenses of $251,435 consisting primarily of advertising of $5,682, automobile expense of $1,703, consulting of $63,954, dues and fees of $1,538, employee benefits of $2,374, insurance of $1,423, internet expenses of $1,916, marketing research of $9,500, investor relations/development of $9,776, meals and entertainment of $2,819, payroll expense of $82,394, postage and delivery of $2,419, printing and reproduction of 5,470, professional fees of $10,561, rent of $18,750, taxes of $5,562, telephone of $2,483, travel of $15,807, utilities of $2,114 and other expenses of $5,190.

For the three months ended March 31, 2000, TFN had revenues of $676
from merchandise sales.    For the three months ended March 31, 2000,
TFN had operating expenses of $307,934 consisting primarily of advertising of $15,859, consulting of $118,200, dues and fees of $547, donations of $1,250, equipment rental of $1,347, internet expenses of $1,276, marketing research of $14,000, meals and entertainment of $1,902, office supplies of $4,542, payroll expense of $78,777, postage and delivery of $1,976, printing and reproduction of $2,013, professional fees of $25,747, rent of $22,016, taxes of $2,313, telephone of $1,552, miscellaneous expenses of $6,939, utilities of $1,506 and other expenses of $6,072.

For the year ended December 31, 2000, TFN had revenues of $19,674 from
operations.   For the year ended December 31, 2000, TFN had operating
expenses of $1,412,114 consisting primarily of advertising of $162,498, consulting and outside services of $497,303, dues and fees of $7,909, insurance of $12,350, office expense of $14,331, salaries and payroll taxes of $374,795, postage and delivery of $13,115, legal and professional of $38,483, printing costs of $6,314, rent of $75,300, subscriptions of $4,015, taxes and licenses of $3,642, telephone of $18,875, travel of $40,619, other general and administrative costs of $150,222.

For the year ended December 31, 1999, TFN had no material revenues
from operations.   For the year ended December 31, 1999, TFN had
operating expenses of $ 634,783 consisting primarily of advertising of $26,971, consulting and outside services of $ 138,490, dues and fees of $7,759, insurance of $3,846, interest expense of $16,666, office expense of $8,547, assessments of $27,600, salaries and payroll taxes of $199,469, postage and delivery of $8,716, legal and professional of $31,511, printing costs of $7,073, rent of $59,314, repairs and maintenance of $3,637, radio/satellite airtime costs of $14,425, subscriptions of $4,015, taxes and licenses of $3,642, telephone of $14,645, travel of $22,291, other general and administrative costs of $11,600 and miscellaneous expenses of $24,656.

Plan of Operation.   TFN is in the development stage and has not
conducted any significant operations to date or received any operating revenues. We had income of $13,394 as of the three months ended March 31, 2001. TFN may experience problems, delays, expenses and difficulties sometimes encountered by an enterprise in TFN's stage of development, many of which are beyond TFN's control. These include, but are not limited to, unanticipated problems relating to the development of the football network concept, employee costs, and marketing problems, additional costs and expenses that may exceed current estimates and competition.

The net proceeds from our recent equity financing will not be
sufficient to complete TFN's business plan.   The funds received are
only contemplated to continue to cover overhead and to improve TFN's balance sheet, while the primary funding necessary to launch the TFN
channel is sought.    If this primary funding is not obtained within a
reasonable period of time, TFN will be required to seek additional equity or debt financing to fund the costs of its operations, including continued development of our football network concept.
There can be no assurance that additional financing will be available or that, if available, such financing will be on acceptable terms to enable TFN to complete development of or commercialize any of its proposed products.

Prior Offerings. During the first and second quarters of 2001, TFN conducted an offering pursuant to Rule 506 of the Regulation D of the
Securities Act of 1033.   Pursuant to this offering, TFN sold a total
of 100,000 common shares for an aggregate of $100,000.

During the second quarter of 1998 and the third quarter of 1999, TFN conducted three separate private offerings pursuant to Rule 505 of
Regulation D of the Securities Act of 1933.   Pursuant to these
offerings, TFN sold a total of 4,608,729 common shares for the aggregate of $1,394,955.


ITEM 3.  DESCRIPTION OF PROPERTY.

TFN's principal executive offices are located at 646 North Beachwood Drive, Los Angeles, CA 90004-1419 and its telephone number is (323)
898-8388.    These offices consist of 5000 square feet and are leased
through 2002 at the monthly lease rate of $6,250.    TFN has the
option to renew the lease for one term of two years by giving the Lessor 90 days prior written notice notice of such intention to
exercise their option to renew.   The option shall be at 95% of the
then prevailing market rate, but shall not be less than the last year's rent paid by TFN.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

There are currently 18,437,322 Common Shares outstanding.   The
following tabulates holdings of shares of TFN (on a fully diluted basis) by each person who, subject to the above, at the date of this memorandum, holds of record or is known by management to own beneficially more than 5.0% of the common shares and, in addition, by all directors and officers of TFN individually and as a group.

                                 Number       Percentage
Name & Address                 of Shares      Outstanding
-----------------           -------------    -------------
Jantonio Turner                 9,455,000          51.057%
3810 S. Wade Street
Apt. #8
Los Angeles, CA 90066

Marc Mitchell                     925,459(1)        5.02%
5118 De Longpre Avenue
Los Angeles, CA 90028

Tifanie Joudeh                     15,000(2)        .081%
1068 El Paso Drive
Eagle Rock, CA 90042

Harland Svare                        9,000           .05%
6127 pasco jaquite
Carlsbad, CA 92009

Norman Early                        25,000           .14%
3598 South Hillcrest Drive
Denver, CO 80237

Robert Giblin                      100,000           .54%
2818 Reynolds Lane
Port Neches, TX 77651

Jerry Solomon                            0             0%
40 Salem Street #101
Lynnfield, MA 01940

All Directors & Officers
as a group (6 persons)           9,863,000         53.49%

Dr. Clark A. Gunderson M. D.     1,750,000          9.49%
2615 Enterprise Boulevard
Lake Charles, LA 70601

(1)Includes options for the purchase of 200,000 shares upon the exercise of stock options that are presently exercisable.

(2) Composed of options to purchase 15,000 shares.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable community property laws.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS.


Our executive officers, directors and key employees and their business experience follows:

Name and Age                       Position                   Term

Jantonio Turner, age 32       President/Founder          April 1998 to
                                  Director                 present

Marc Mitchell, age 47        Secretary             June 1998 to
                                                   Feb. 9, 2001
                                 Treasurer               Feb. 9, 2001
                                                           to present
                                  Director               April 2001
                                                           to present

Tifanie Joudeh, age 26       Secretary             Feb. 9, 2001
                                                     to present

Harland Svare, age 69            Director                May 1998 to
                                                           present

Norman Early, Jr., age 54        Director                May 1998 to
                                                           Present

Robert Giblin, age 48            Director                March 2001
                                                           to present

Jerry Solomon, age 48            Director                April 2001
                                                           to present

Resumes.

Jantonio Turner. From October 1994 to May 1996, Mr Turner was a supervisor of Nationwide Title Clearing, a real estate title clearing
company.   From August 1996 to present, Mr. Turner worked on the
concept of the football network, becoming president and director of TFN in April 1998.

Marc Mitchell.     From 1990 to February 1998, Mr. Mitchell was a
purchaser for PAC Renovations, a construction company.   From February
1997 to February 1998, Mr. Mitchell was a purchaser at Author
Services, a publishing services company for book authors. From June 1998 to present, Mr. Mitchell has been the secretary of TFN.

Tifanie Joudeh. Graduated from the University of Colorado, Boulder with a BA in Political Science and a Minor in Classics in May 1997. Graduated with a JD from Loyola Law School Los Angeles, May 2001. Has been with TFN for a year and has served as Office Manager, Production Assistant and Director of Special Affairs before being elected by the Board of Directors as Secretary on February 9, 2001.

Harland Svare.   Mr. Svare has been a director of TFN since May 1998.
From 1988 to 1998, Mr. Svare has been Chairman of the Board of
Directors of THE, Inc.   From 1999 to present, Mr. Svare has been
Chairman of the Board of Directors of Anatomical Alignment Institute.

Norman S. Early, Jr.   Mr. Early has been a director of TFN since May
1998.   Mr. From June 1993 to June 1997, Mr. Early was senior vice president of Lockheed Martin IMS, a high volume transaction processing
company.   From June 1997 to present, Mr. Early has been self-employed as an attorney specializing in general litigation. Mr. May 1999 to present, Mr. Early has been vice president and director of American Corrective Counseling, a company providing a bad check restitution program .

Mr. Early received a Bachelor of Arts degree in government from American University in Washington, D.C. and a Juris Doctor degree at the University of Illinois College of Law.

Robert Giblin. After a brief NFL career, Mr. Giblin attended Lamar University in Beaumont, TX and received a BA in Business
Administration in 1980.  He completed his studies at Houston Law
Center with a JD in 1982. He is certified by the Texas Board of Legal Specialization as a personal injury trial lawyer

Jerry Solomon. Mr. Solomon has been one of America's top sports marketing executives for more than 20 years. His career has covered a wide gamut of areas, including athlete manager, special events director, live event producer and corporate CEO.

Following his graduation from Columbia University with a Masters degree in International Business in 1978, Jerry was recruited by the Colgate-Palmolive Company to serve as its liaison to the men's and women's professional tennis tours. Two years later, he joined ProServ in Washington, DC, where - for the next 15 years - he helped manage and direct one of the world's largest sports marketing and management companies. From 1980-85, Jerry served as director of the men's worldwide Volvo Grand Prix tennis circuit; while, on the corporate side, he rose to the position of Proserv Sr. Vice President. Jerry was named Chief Operating Officer and a member of the Board of Directors of ProServ in 1987, and in 1990 was elected President. In 1992 he added the title of President of ProServ Publishing Company to his resume.

Jerry left ProServ in 1995 and moved to Boston to launch StarGames, a full-service sports and entertainment marketing, management and production agency. Over the past five years, he has served as executive director and CEO of the Association of VolleyBall Professionals (1995-
97); and creator and executive producer of several live figure skating shows, among other endeavors.

Jerry, who married skater Nancy Kerrigan in 1995, has been named one of the "Top 100 Most Powerful People in Sports" by The Sporting News; one of the "Top 25 Most Influential People in Figure Skating" by Figure Skating International Magazine; and is responsible for helping to found the Karch Kiraly Scholarship Fund, the KidSport Foundation and the Nancy Kerrigan Foundation.

Remuneration.

	                                   Annual Compensation                    Awards               Payouts
	                              ---------------------------        ----------------------      ----------
	                                                    Other        Restricted  Securities
	                                                    Annual          Stock    Underlying         LTIP       All Other
	Name and Position     Year  Salary($)  Bonus($) Compensation($)  Awards(#)  Options/SARs(#)  Payouts($) Compensation($)
	Jantonio Turner       2000   $124,544  ----         ----           ----        ----            ----        ----
	  President           1999   $ 58,452  ----         ----           ----        ----            ----        ----
	                      1998     10,750  ----         ----      9,600,000        ----            ----        ----

	Marc Mitchell         2000   $ 43,914   ----        ----         50,000     200,000(1)         ----        ----
	  Treasurer           1999   $ 25,685  ----         ----           ----        ----            ----        ----
	  Secretary           1998   $ 12,450  ----         ----        100,000        ----            ----        ----


Tifanie Joudah        2000   $  6,775  ----         ----           ----     15,000(2)          ----        ----
                      1999       ----  ----         ----           ----        ----            ----        ----
                      1998       ----  ----         ----           ----        ----            ----        ----

(1)200,000 options were granted on Feb. 1, 2001 and are fully vested
(2)15,000 options were granted on Feb. 1, 2001 and will vest over four years.

STOCK OPTIONS
Employee Equity Participation Plan
TFN has adopted an Equity Participation Plan, both for employees and directors, and selected persons providing services to TFN and has set aside 2,760,000 shares of Common Stock for that purpose. On April 23, 2001 Mr. Mitchell, an officer of TFN, was granted an option for 200,000 shares, to vest immediately at an exercise price of $0.25 per share. Tifanie Joudeh, an officer of TFN was granted on the same date options for the purchase of 15,000 shares at an exercise price of $0.25 per share, to vest over four years from date of grant. Mr. Turner could also be a beneficiary of the Employee Equity Participation Plan.

In exchange for a commitment to provide services as a national spokesperson for TFN, Mr. Bettis was granted options to purchase up to 150,000 common shares of TFN at an exercise price of $1 and the right, exercisable three years after TFN has closed major financing, to require TFN to purchase such stock from him at an aggregate price of up to $3,000,000.

No common shares have been issued upon exercise of options and stock purchase rights under TFN's Equity Participation Plan. TFN has subject to certain contingencies, agreed to grant, subject to vesting, options on 414,275 shares of stock to specific employees at the then fair market of TFN's common stock as determined by the good faith judgment of our board of directors. Our Employee Equity Participation Plan will provide for grants of incentive stock options and stock purchase rights to our employees (including officers), directors, consultants, advisors, and/or other independent contractors.

Limitation on Liability and Indemnification Matters.   The certificate
of incorporation of TFN limits the liability of directors of TFN to TFN or its stockholders to the fullest extent permitted by Delaware. Specifically, directors of TFN will not be personally liable for money damages for breach of a duty as a director, except for liability
   - for any breach of the director's duty of loyalty to TFN or its stockholders,
   - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
   - unlawful declarations of dividends or other distributions of assets to stockholders or the unlawful purchase of shares of TFN, or
   - for any transaction from which the director derived an improper personal benefit.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING TFN FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE
UNENFORCEABLE.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

As of March 31, 2001, TFN had loaned $50,450 to six individuals, principal officers and shareholders, payable on demand at stated interest rates of 6-9% per annum.

ITEM 8.  DESCRIPTION OF SECURITIES

The following statements constitute brief summaries of TFN's certificate of incorporation and bylaws, as amended.

TFN is authorized to issue 75,000,000 common shares, par value $.001 per share. As of March 31, 2001, there were 18,437,322 common shares outstanding.

The holders of the common shares are entitled to one vote per share with respect to all matters on which holders of TFN's Common Stock are entitled to vote. Holders of the common stock have the right to dividends from funds legally available therefor, when, as and if declared by the board of directors and re-entitled to share ratably, in all of the assets of TFN available for distribution to holders of shares of common stock upon liquidation, dissolution or winding up of the affairs of TFN. Holders of common stock do not have preemptive, subscriptive or conversion rights. The common stock does not have cumulative voting rights and, therefore, holders of shares entitled to exercise more than 50% of the voting power are able to elect 100% of the Directors of TFN. As a result, the existing shareholders of TFN have the power to retain control over TFN, despite any accumulation of common stock pursuant to this offering.

Transfer Agent.   Signature Stock Transfer, Inc. located in Addison,
Texas acts as the transfer agent for TFN.

                        PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND RELATED STOCKHOLDER MATTERS

TFN's common stock does not trade. TFN intends to apply for quotation in the over-the-counter market on the OTC Bulletin Board maintained by the NASD.

We have never paid any cash dividends nor does it intend, at this time, to make any cash distributions to its shareholders as dividends in the near future.

As of June 30, 2001, the number of shareholders of TFN was 476.

ITEM 2.  LEGAL PROCEEDINGS

TFN is not involved in any legal proceedings and none are threatened or contemplated.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

During our two most recent fiscal years or any later interim period, there have been no changes in or disagreements with ou principal independent accountant or a significant subsidiary's independent accountant.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

In the third and fourth quarters of 1998, 1999 and the first quarter of 2000, TFN sold convertible promissory notes to 41 non-affiliates with a face value of $1,238,300 which were subsequently converted to 3,930,002 common shares at prices per share ranging from $.20 to $1.50.

From June 1999 to December 1999, stock bonuses were granted to 14 key
employees and one consultant.   As these individuals had no
expectation to receive the common shares and no consideration was paid, these transaction are considered to be gifts involving no sale of these securities within the meaning of Section 2(3) of the Securities Act and therefore are not subject to the registration requirements of the Securities Act of 1933 or applicable state securities laws.

From June 1999 to December 1999, TFN issued common shares as payment to 9 board members as compensation and 19 non-affiliate employees and vendors for services rendered.

During 2000, TFN issued 796,593 shares of stock to consultants for the aggregate values of $72,331.

All of the above issuances were made under Section 4(2) of the Securities Act of 1933 to sophisticated investors who had ongoing relationships with management, personnel and/or officers of TFN.

From May 2000 to March 31, 2001, TFN conducted an offering pursuant to Rule 506. TFN issued 1,058,000 common shares to 17 accredited and 7 nonaccredited non-affiliated investors for $1.00 per common share or $1,058,000. The appropriate Form D was filed with the SEC.

These issuances were made under Section 4(2) of the Securities Act of 1933 to sophisticated investors who had ongoing relationships with management, personnel and/or officers of TFN.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification. TFN shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Delaware, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of TFN, or served any other enterprise as director, officer or employee at the request of TFN. The Board of Directors, in its discretion, shall have the power on behalf of TFN to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of TFN.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of TFN, TFN has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by TFN of expenses incurred or paid by a director, officer or controlling person of TFN in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, TFN will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE CORPORATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.

                                      PART F/S

The following financial statements required by Item 310 of Regulation S-B are furnished below:

Unaudited Balance Sheet as of March 31, 2001
Statement of Operations for the three months ended March 31, 2001 and
2000
Statement of Cash Flows for the three months ended March 31, 2001 and
2000
Notes to Financial Statements

Auditor's Letter dated January 12,2001
Balance Sheet dated December 31, 2000
Statement of Operations dated December 31, 2000
Statement of Stockholders' Equity
Statement of Cash Flows
Notes to Financial Statements

THE FOOTBALL NETWORK
BALANCE SHEET
FOR THE PERIODS ENDING

                                                          MARCH 31, 2001    March 31, 2000
ASSETS
Current Assets
     Cash and cash equivalents                             $ 18,112.48      $187,310.27
                                                           -----------       -----------
Other Current Assets
  Inventories                                                29,186.72        15,830.59
  Film Inventory                                             21,815.67        21,815.67
  Loan to Employees                                           5,357.32         4,725.00
  Loan to Officers                                           50,449.70        26,999.98
  Prepaid Expenses                                            5,495.00         5,495.00
  Undeposited Funds                                             360.83             0.00
                                                            -----------       ---------
Total Other Current Assets                                   90,849.57        53,050.57
                                                            -----------       ---------
      Total Current Assets                                  108,962.05       240,360.84
Fixed Assets
  Furniture & Equipment                                      71,415.57        88,045.72
       Accumulated Depreciation                                              (14,141.00)
                                                            ----------        ---------
      Total Fixed Assets                                     71,415.57        73,904.72
Other Assets
    Organizational Costs
       Net of Accumulated Amortization                        3,803.00         5,372.00
Deposits                                                     17,500.00        18,000.00
                                                            ----------      -----------
     Total Other Assets                                      43,118.67        45,187.67
                                                            ----------      -----------
TOTAL ASSETS                                               $223,496.29      $359,453.23
                                                           ===========       ==========
LIABILITIES & EQUITY
Liabilities
Current Liabilities
  Accounts Payable                                           71,863.48       18,200.00
  American Express                                           17,685.16        3,817.65
  Accrued Expenses                                            6,250.00               0
  Accrued Interest                                           33,261.00       32,761.00
  Accrued Payroll                                                             1,116.60
  Assesment Due                                               8,600.00       21,600.00
  Loan from Michael Havard                                  100,000.00
  Sales Tax Payable                                             174.70           (3.70)
                                                            -----------     ----------
     Total Current Liabilities                              237,834.34       77,491.55
                                                            -----------      ---------
Equity
  Capital Stock 0.001 per share                              18,438.00       16,698.24
  Paid In Capital                                         2,476,167.76    1,394,341.76
  Retained Earnings                                      (2,274,319.42)    (823,628.23)
  Net Income                                               (234,624.39)    (305,450.09)
                                                          -------------   ------------
Total Equity                                                (14,338.05)     281,961.68
TOTAL LIABILITIES & EQUITY                                  223,496.29      281,961.68
                                                          =============    ===========

THE FOOTBALL NETWORK
INCOME STATEMENT
FOR THE THREE MONTH PERIOD ENDING

                                                              MARCH 31, 2001   March 31, 2000
                                                              --------------   --------------
Income

   Advertising Income                                                207.06               --
   Editing Income                                                 13,090.53               --
   Merchandise Sales                                                  96.26           676.05
                                                                  ----------        --------
Total Income                                                      13,393.85           676.05
Cost of Goods Sold                                                 1,491.48               --
                                                                   ---------        --------
Gross Profit                                                      11,902.37           676.05

Expense
   Advertising & Promotion                                         5,682.08        15,859.08
   Automobile Expense                                              1,703.20           348.92
   Bank Service Charges                                              251.00           121.00
   Commissions & Finders Fees                                        186.32                0
   Consulting                                                     63,953.61       118,200.00
   Credit Card Merchant Fees                                         114.44            70.00
   Donations                                                                        1,250.00
   Dues & Fees                                                     1,538.00           547.51
   Education & Training                                               13.00                0
   Employee Benefits                                               2,374.33           135.00
   Equipment Purchases- Small                                        654.65                0
   Equipment Rental                                                  177.00         1,347.00
   Film Stock                                                        411.50           253.72
   Hair Makeup Costumes                                                               814.30
   Insurance                                                       1,423.08           159.50
   Interest Expense                                                  500.00                0
   Internet Expenses                                               1,916.34         1,275.97
   Investor Relations/Development                                  9,775.75           802.50
   Marketing Research                                              9,500.00        14,000.00
   Meals & Entertainment                                           2,819.19         1,901.53
   Office Expenses                                                   813.44           295.29
   Office Supplies                                                   513.52         4,542.11
   Payroll Expense                                                82,393.91        78,777.07
   Postage and Delivery                                            2,418.63         1,975.91
   Printing and Reproduction                                       5,469.52         2,013.01
   Production Expenses                                               523.77           401.60
   Professional Fees                                              10,561.13        25,747.48
   Promotional Items                                                 517.11                0
   Reference Materials                                                86.46                0
   Rent                                                           18,750.00        22,016.37
   Repairs & Maintenance                                             140.00           497.97
   Satellite Time                                                                     125.00
   Software                                                                           250.00
   Subscriptions                                                     287.81           535.72
   Taxes                                                           5,561.75         2,313.20
   Telephone                                                       2,482.84         1,552.08
   Travel                                                         15,807.26         6,938.69
   Uncategorized Expenses                                                            (587.23)
   Utilities                                                       2,113.86         1,505.60
                                                              -------------       ----------
Total Expense                                                    251,434.50       307,934.10
                                                               =============      ==========
Net Ordinary Income                                            (239,532.13)      (307,258.05)
                                                               =============      ==========
Other Income/Expense
Other Income
Interest Income                                                      997.88         1,807.96
Total Other Income                                                   997.88         1,807.96
                                                                -----------      -----------
Net Other Income                                                     997.88         1,807.96
                                                                -----------      -----------
Net Income                                                     (238,534.25)      (305,450.09)
                                                                ===========      ===========
Net Loss Per Share

TFN, The Football Network, Inc.
Statement of Cash Flows

                                                     For the Three           For the Three
                                                     Months Ended            Months Ended
                                                     March 31, 2001          March 31, 2000
                                                     --------------          --------------
OPERATING ACTIVITIES
   Net Income                                          -234,624.39              -305,450.09
   Adjustments to reconcile Net Income
   to net cash provided by operations:
      Inventories: Promotional Items Inventory           -1,327.39                  -609.08
      Inventories: Tape/CD Inventory                       -581.60                   -56.81
      Loan to Employees                                    -102.73                -3,325.00
      Loan to Officers                                   -7,910.16                -5,500.00
      Payroll Advances                                                             1,500.00
      Accounts Payable                                   28,929.49               -18,623.45
      American Express                                   10,023.44                 2,837.83
      Accrued Interest                                      500.00                        0
      Accrued Payroll                                    -3,909.86                        0
      Assessment Due                                     -4,000.00                -3,000.00
      Loan from Michael Havard                          100,000.00                        0
      Sales Tax Payable                                      53.17                   -38.00
      Unearned Revenue                                     -800.00                     0.00
                                                       -----------               ----------
Net cash provided by Operating Activities              -113,750.03              -332,264.60
INVESTING ACTIVITIES
   Furniture & Equipment                                   -179.95               -35,063.14
                                                       -----------               ----------
Net cash provided by Investing Activities                  -179.95               -35,063.14

FINANCING ACTIVITIES
   Capital Stock 0.001 per share                             41.00                 2,540.00
   Paid In Capital                                       40,959.00               517,460.00
                                                       -----------               ----------
Net cash provided by Financing Activities                41,000.00               520,000.00
                                                       -----------               ----------

Net cash increase for period                            -72,929.98               152,672.26
Cash at beginning of period                              91,403.29                34,683.01
                                                       -----------               ----------
Cash at end of period                                    18,473.31               187,310.27
                                                       ===========               ==========

TFN, The Football Network, Inc.
(A Development Stage Company)
Notes to the Financial Statements
March 31, 2001

NOTE 1 - HISTORY AND ORGANIZATION

TFN, The Football Network, Inc. "TFN" or "TFN", (a development stage company) was incorporated under the laws of the State of Delaware as "Mumble Bee Corp." on October 9, 1997. TFN had no activity for the period October 9, 1997 to December 31, 1997. In April, 1998 TFN purchased the assets of The Football Network, LLC and the corporate name was changed from Mumble Bee Corp. to TFN, The Football Network, Inc.

TFN was organized with the purpose of providing television programming of football events and related topics for cable television stations throughout the nation. TFN's plans are to produce its own shows and make them available for programming on cable television and satellite systems.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method
TFN's financial statements are prepared using the accrual method of accounting. Planned revenues will be received primarily from cable television programming fees paid and from advertising fees. Revenues will be recognized upon completion of the terms of the applicable contract.

Provision for income taxes
TFN accounts for income taxes in accordance with statements of Financial Accounting Standards No. 109.

Under SFAS 109, deferred tax assets may be recognized for temporary differences that will result in deductible amounts in future periods and for loss carryforwards. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred assets will not be realized.

As of December 31, 2000 TFN has net operating loss carryforwards for federal income tax purposes of $2,255,266 which begin to expire in 2018. The Internal Revenue Code of 1986 as amended, includes provisions which may limit the net operating loss carryforwards available for use in any given year if certain events occur, including significant changes in ownership. Due to issuances of common stock, utilization of TFN's net operating loss carryforwards to offset future income may be limited.

Deferred tax assets are composed of the following at December 31,:

                                       2000           2001
  Federal and state net
   operating loss carryforwards       $290,393      $ 969,764
 Valuation allowance                  (290,393)     ( 969,764)
                                      --------      ---------
                                      $     --      $      --
                                      ========      =========
Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Significant estimates include the expensed amount for depreciation and amortization and valuation of stock compensation.

Property and equipment
Property and equipment are stated at cost. Depreciation is provided using estimated useful lives of 5-7 years using the straight line method.

Intangibles
Organization expenses are carried at cost. Amortization is computed using the straight line method over 15 years.

Cost of film inventories are capitalized and include acquisition rights, pre-production costs, principal photography and post-production costs. TFN has produced approximately 30 master tapes that are available for showing. Amortization of these inventories are normally computed using the income forecast method. The revenues for the reported period were negligible and, accordingly, no provision for amortization of film inventories is made in these statements.

Cash equivalents
TFN considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories
Currently, various football related items are held for sale and promotional purposes. These inventories are stated at cost. Cost is determined by the first in - first out method.

NOTE 3 - RELATED PARTY TRANSACTIONS

As of March 31, 2001, TFN had loaned $50,450 to principal officers and shareholders, payable on demand at stated interest rates of 6-9% per annum.

NOTE 4 - COMMITMENTS

TFN has entered into a noncancellable operating lease for 7,000 square feet of office space through June 30, 2002.

Future minimum lease payments are:
   2001   $ 75,000
   2002     37,500
          --------
          $112,500

In late 1999, TFN contracted with an outside firm to research, advise and prepare TFN for entry into the cable television programming field. The parties have agreed to continue the relationship for a monthly retainer fee of $15,000.

In November, 2000, TFN contracted with a management consultant for a fee of $7,500 per month. The contract continues until terminated by either party.

TFN also signed contracts with two companies for website services and development. Payments are $4,000 per month through March 16, 2001 and $2,500 per month through December 31, 2001, respectively.

Additionally, TFN entered into an agreement with a contractor granting options for the purchase of 150,000 shares of common stock vesting over the period July, 2001. Pursuant to meeting the provisions of the agreement, the contractor has the option to sell the shares to TFN at $20 per share. The contractor has sole discretion to authorize the transaction, which may occur three years after certain specified contract terms are met. At balance sheet date, 150,000 shares were subject to this clause.


NOTE 5 - RETIREMENT PLANS

In January 2001, the board of directors approved a stock option plan, including an incentive stock option and a nonqualified stock option plan. The plans allow for the granting of options of 15% of the outstanding shares equal to approximately 2,750,000 shares to employees and key contractors.

GREENBERG & JACKSON
AN ACCOUNTANCY CORPORATION
2950 LOS FELIZ BLVD., SUITE 103
LOS ANGELES, CALIFORNIA 90039
TELEPHONE: (323) 666-7700
FACSIMILE: (323) 666-3495
Bradford N. Bernstein, CPA INTERNET: gnj@earthlink.net
Leslie Smith Sobol, CPA
Peggy Howard, EA
Loucas Photos, CPA


To the Board of Directors
TFN, The Football Network, Inc.
Los Angeles, CA


We have audited the accompanying balance sheet of TFN, The Football Network, Inc. (a development stage company) as of December 31, 2000 and 1999, and the related statements of operations, stockholders' equity and cash flows from October 9, 1997 (inception) through December 31, 2000. These financial statements are the responsibility of TFN's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TFN, The Football Network, Inc. as of December 31, 2000 and 1999, and the results of its operations, its stockholders' equity and its cash flows for the period October 9, 1997 (inception) through December 31, 2000 in conformity with generally accepted accounting principles.

Greenberg & Jackson
January 12, 2001

 TFN, The Football Network, Inc.
(A Development Stage Company)
Balance Sheets
As of December 31,

ASSETS

                                                                             1999               2000
                                                                        -----------           --------
Current Assets

Cash                                                                    $   34,638         $    91,403
Inventory                                                                   15,165              27,322
Loans to related parties                                                    21,500              42,540
Other current assets                                                         8,395              10,750
                                                                       -----------         -----------
Total Current Assets                                                        79,698             172,015

Property & Equipment
Equipment & furniture                                                       52,983             109,648
Less allowance for depreciation                                             (7,679)           (22,049)
                                                                        ----------            --------
Net Property & Equipment                                                    45,304             87,599

Other Assets
Organization costs, net of accumulated amortization                          7,014              6,491
Film inventory                                                              21,816             21,816
Deposits                                                                    18,000             17,500
                                                                        ----------          ----------
Total Other Assets                                                          46,830             45,807
                                                                        ----------          ----------


TOTAL ASSETS                                                           $   171,832         $  305,421
                                                                         =========          =========



LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable                                                       $    37,803         $   50,639
Other current liabilities                                                   58,512             56,443
                                                                        ----------          ----------
Total Current Liabilities                                                   96,315            107,082

Stockholders' Equity
Capital stock, 75 million shares authorized, par
value $.001; 14.224 million and 18.397 million shares
issued and outstanding on December 31, 1999 and
2000 respectively                                                           14,224             18,397
Additional paid in capital                                                 930,051          2,435,208
Deficit accumulated during the development stage                          (868,758)        (2,255,266)
                                                                         ---------        -----------
Total Stockholders' Equity                                                  75,517            198,339
                                                                         ---------        -----------
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                               $   171,832         $  305,421

See Auditors' Report

See Notes to Financial Statements

TFN, The Football Network, Inc.
(A Development Stage Company)
Statements of Operations
For the Period October 9, 1997 (Inception) to December 31, 2000

                                                Year Ended               Year Ended       Inception to
                                               Dec 31, 1999              Dec 31, 2000     Dec 31, 2000
                                               ------------              ------------     ------------
INCOME                                         $        804              $     19,674     $    20,878

OPERATING EXPENSES
Advertising/marketing                                26,971                   162,498         196,872
Auto                                                  1,426                     1,958           3,720
Bank charges                                            381                     1,227           2,010
Board fees                                            8,845                         -           8,845
Casualty loss on equipment                                -                         -           9,857
Charities                                             1,005                         -           1,005
Commissions                                             153                       384           9,647
Consulting & outside services                       138,490                   497,303         704,018
Marketing research                                        -                    83,258          83,258
Depreciation and amortization                         6,785                    14,893          23,401
Dues & fees                                           7,759                     7,909          17,168
Online & communication costs                          1,080                     5,812           9,047
Insurance                                             3,846                    12,350          16,196
Interest expense                                     16,666                         -          33,230
Investor relations                                    3,299                     2,715           6,014
Meals & entertainment                                 1,682                     6,856           8,946
Office expense                                        8,547                    14,331          30,930
Assessments                                          27,600                         -          27,600
Salaries & payroll taxes                            199,469                   374,795         614,643
Postage & delivery                                    8,716                    13,115          29,587
Legal & professional                                 31,511                    38,483          72,195
Printing costs                                        7,073                     6,314          29,544
Rent                                                 59,314                    75,300         152,390
Repairs & maintenance                                 3,637                       901           4,538
Radio/satellite airtime costs                        14,425                       125          22,551
Subscriptions                                         4,015                     2,015           7,452
Taxes & licenses                                      3,642                     2,764           7,308
Telephone & utilities                                14,645                    18,875          42,754
Travel                                               22,291                    40,619          68,307
Other general & administrative costs                 11,600                    27,314          39,332
Total operating costs                               634,873                 1,412,114       2,282,365

Income (loss) from operations                      (634,069)               (1,392,440)     (2,261,487)
Other income (loss)                                       4                     5,932           6,221
Provision for income taxes                            - 0 -                     - 0 -            - 0 -
                                               -------------              ------------    ------------
Net loss                                       $   (634,065)             $ (1,386,508)   $ (2,255,266)
                                               ============               ============    ============

See Auditors' Report
See Notes to Financial Statements

TFN, The Football Network, Inc.
(A Development Stage Company)
Statements of Cash Flows
For the Period October 9, 1997 (Inception) to December 31, 2000

                                                   Year Ended            Year Ended       Inception to
                                                   December 31,          December 31,     December 31,
                                                      1999                  2000               2000
                                                  ------------           -----------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES

Net loss                                         $   (634,065)          $ (1,386,508)    $ (2,255,266)

Adjustments to reconcile net loss to net cash used
by operating activities:
Depreciation and amortization                           6,785              14,893              23,401
(Increase) decrease in other current assets            (6,495)             (2,355)            (10,750)
(Increase) decrease in loans to related parties        (4,902)            (21,040)            (42,540)
(Increase) decrease in inventory                      (15,165)            (12,157)            (27,322)
(Increase) decrease in other assets                    (9,793)                500             (47,159)
Issuance of common stock for services                  49,555              71,911             121,466
Increase (decrease) in accounts payable                14,897              12,836              50,639
Increase (decrease) in other current liabilities       41,617              (2,069)             56,443
                                                     --------             -------             --------
NET CASH USED BY OPERATING ACTIVITIES                (557,566)         (1,323,989)         (2,131,088)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property & equipment                      (36,347)            (56,665)           (109,648)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock and
other equity                                          601,300           1,437,419           2,332,139

NET INCREASE IN CASH AND CASH EQUIVALENTS               7,387              56,765              91,403

CASH AND CASH EQUIVALENTS AT
BEGINNING OF PERIOD                                    27,251              34,638                   -

CASH AND CASH EQUIVALENTS AT END OF PERIOD       $     34,638              91,403        $     91,403



SUPPLEMENTAL DISCLOSURES
Cash paid during the period for
interest expense                                 $         43      $            -        $         394


See Auditors' Report
See Notes to Financial Statements

TFN, The Football Network, Inc.
(A Development Stage Company)
Statements of Stockholders' Equity
For the Period October 9, 1997 (Inception) to December 31, 2000

                                                 Common       Additional      Equity
                                                 Stock       Paid in Capital  Obligations   Deficit     Total
                                            ----------------------------------------------------------------
                                            Shares  Amount
Balance at inception, October 9,1997            -  $    -    $       -        $        -    $      -   $     -

Issuance of common stock,
par value $.001 per share               12,155,000  12,155           -                 -           -     12,155


Additional paid in capital                                        3,995                -           -      3,995

Equity obligations                            -                       -         277,270            -    277,270

Net loss for the period October 9, 1997
through December 31, 1998                                                                   (234,693) (234,693)
                                     --------------------------------------------------------------------------
Balance, December 31, 1998             12,155,000 $12,155    $    3,995       $277,270     $(234,693) $ 58,727

Issuance of common stock
par value $.001 per share               2,068,729   2,069             -              -            -       2,069

Additional paid in capital                              -       926,056       (277,270)           -     595,616

Net loss for the year ended December 31, 1999           -             -              -      (634,065) (580,895)
                                    ---------------------------------------------------------------------------
Balance, December 31, 1999            14,223,729  $14,224    $  930,051       $      0     $(868,758) $  75,517

Issuance of common stock,
par value $.001 per share              4,173,593    4,173             -              -             -      4,173

Additional paid in capital                     -        -     1,505,157              -             -  1,505,157

Net loss for the year ended December 31, 2000            -            -              -  (1,386,508) (1,386,508)
                                      -------------------------------------------------------------------------
Balance, December 31, 2000            18,397,322 $18,397     $2,435,208       $      0   $(2,255,266)$ 198,339
                                      =========================================================================

See Auditors' Report
See Notes to Financial Statements

TFN, The Football Network, Inc.
(A Development Stage Company)
Notes to the Financial Statements
December 31, 2000

NOTE 1 - HISTORY AND ORGANIZATION

TFN, The Football Network, Inc. "TFN" or "TFN", (a development stage company) was incorporated under the laws of the State of Delaware as "Mumble Bee Corp." on October 9, 1997. TFN had no activity for the period October 9, 1997 to December 31, 1997. In April, 1998 TFN purchased the assets of The Football Network, LLC and the corporate name was changed from Mumble Bee Corp. to TFN, The Football Network, Inc.

TFN was organized with the purpose of providing television programming of football events and related topics for cable television stations throughout the nation. TFN's plans are to produce its own shows and make them available for programming on cable television and satellite systems.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method
TFN's financial statements are prepared using the accrual method of accounting. Planned revenues will be received primarily from cable television programming fees paid and from advertising fees. Revenues will be recognized upon completion of the terms of the applicable contract.

Provision for income taxes
TFN accounts for income taxes in accordance with statements of Financial Accounting Standards No. 109.

Under SFAS 109, deferred tax assets may be recognized for temporary differences that will result in deductible amounts in future periods and for loss carryforwards. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred assets will not be realized.

As of December 31, 2000 TFN has net operating loss carryforwards for federal income tax purposes of $2,255,266 which begin to expire in 2018. The Internal Revenue Code of 1986 as amended, includes provisions which may limit the net operating loss carryforwards available for use in any given year if certain events occur, including significant changes in ownership. Due to issuances of common stock, utilization of TFN's net operating loss carryforwards to offset future income may be limited.

TFN, The Football Network, Inc.
Notes to the Financial Statements
Page 2

Deferred tax assets are composed of the following at December 31,:

                                               1999              2000
Federal and state net operating loss
 Carryforwards                                 $290,393     $ 969,764
Valuation allowance                          (290,393)     ( 969,764)
                                               $____-___    $____-___

The net change in the valuation allowance for deferred taxes was an increase of $215,613 and $679,371 for the years ended December 31, 1999 and 2000 respectively. TFN recorded a full valuation allowance for net deferred tax assets due to the uncertainty of future taxable income.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Significant estimates include the expensed amount for depreciation and amortization and valuation of stock compensation.

Property and equipment
Property and equipment are stated at cost. Depreciation is provided using estimated useful lives of 5-7 years using the straight line method.

Intangibles
Organization expenses are carried at cost. Amortization is computed using the straight line method over 15 years. The amortization charge was $523 for each of the years ended December 31, 1999 and 2000.

Cost of film inventories are capitalized and include acquisition rights, pre-production costs, principal photography and post-production costs. TFN has produced approximately 30 master tapes that are available for showing. Amortization of these inventories are normally computed using the income forecast method. The revenues for the reported period were negligible and, accordingly, no provision for amortization of film inventories is made in these statements.

Cash equivalents
TFN considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories
Currently, various football related items are held for sale and promotional purposes. These inventories are stated at cost. Cost is determined by the first in - first out method.

NOTE 3 - RELATED PARTY TRANSACTIONS

As of December 31, 2000, TFN had loaned $42,540 to principal officers and shareholders, payable on demand at stated interest rates of 6-9% per annum. Compensation of $168,458 was paid during the year 2000 to principal officers and shareholders.


NOTE 4 - COMMITMENTS

TFN has entered into a noncancellable operating lease for 7,000 square feet of office space through June 30, 2002.

Future minimum lease payments are:
2001            $ 75,000
2002              37,500
2003                   -
2004                   -
2005                   -
                --------
                $112,500

In late 1999, TFN contracted with an outside firm to research, advise and prepare TFN for entry into the cable television programming field. The parties have agreed to continue the relationship for a monthly retainer fee of $15,000.

In November, 2000, TFN contracted with a management consultant for a fee of $7,500 per month. The contract continues until terminated by either party.

TFN also signed contracts with two companies for website services and development. Payments are $4,000 per month through March 16, 2001 and $2,500 per month through December 31, 2001, respectively.

Additionally, TFN entered into an agreement with a contractor granting options for the purchase of 150,000 shares of common stock vesting over the period July, 2001. Pursuant to meeting the provisions of the agreement, the contractor has the option to sell the shares to TFN at $20 per share. The contractor has sole discretion to authorize the transaction, which may occur three years after certain specified contract terms are met. At balance sheet date, 150,000 shares were subject to this clause.

NOTE 5 - STOCK BASED COMPENSATION PLANS

In October 1995, the Financial Standards Accounting Board issued
Statement No. 123, "Accounting for Stock-Based Compensation". The statement encourages the fair value based method which recognize compensation expense equal to the fair value of the stock-based compensation at the date of the grant. TFN issued shares of restricted stock to various consultants as compensation. In the year 2000, 796,593 shares were issued. For these restricted stock awards, the fair value of the stock on the date of the issue was recognized and $72,331 was recorded as consulting expense for the period.

NOTE 6 -  STOCKHOLDERS' EQUITY



Capitalization
At December 31, 2000, TFN's capitalization was as follows:

                 Common Shares                    Amount

Founding shares     10,000,000               $               101,707

Private placements   8,397,322               $             2,351,898

Totals              18,397,322               $             2,453,605

NOTE 7 - SUBSEQUENT EVENTS

In January 2001, the board of directors approved a stock option plan, including an incentive stock option and a nonqualified stock option plan. The plans allow for the granting of options of 15% of the outstanding shares equal to approximately 2,750,000 shares to employees and key contractors.

                           PART III


ITEM 1.  INDEX TO EXHIBITS

(3)  Charter and By-Laws
(4)  Instruments defining the rights of security holders
(10) Material Contracts

ITEM 2.  DESCRIPTION OF EXHIBITS

(3)    Articles of Incorporation
(3.1)  Articles of Amendment
(3.2)  Bylaws
(4)    Common Stock Certificate
(4.1)  2001 Equity Participation Plan
(4.2)  Stock Option Agreement
(10)   Agreement with Newberger Greenberg & Associates
(10.1) Consulting Agreement with Bill Nesmith
(10.2) Consulting Agreement with Mark Scott dab Wilshire Resources (10.3) Consulting Agreement with Media capital Advisors, LLC
(10.4) Advisor Agreement with Royal & Associates, Inc.
(10.5) Turner Employment Agreement

                              SIGNATURES




In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        The Football Network, Inc.

Date: July 2, 2001                      /s/ Jantonio Turner
                                       -------------------------
                                       By: Jantonio Turner, President